ATCO
GROUP

Corporate Office

RECEIVED

2007 FEB 20 A

OFFICE OF INT... CORPOR...

[redacted]

07021149

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: jodene.dutnall@atco.com

February 9, 2007

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed February 09, 2007 for symbol CU.NV
- Corporation's Form 1, filed February 09, 2007 for symbol CU.X
- Corporation's Form 1, filed February 09, 2007 for symbol CU.PR.T
- Corporations' Form 1, filed February 09, 2007 for symbol CU.PR.V
- Corporation's Form 1, filed February 09, 2007 for symbol CU.PR.D
- Corporation's Form 1, filed February 09, 2007 for symbol CU.PR.A
- Corporation's Form 1, filed February 09, 2007 for symbol CU.PR.B

PROCESSED
FEB 21 2007
THOMSON
FINANCIAL

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

J Dutnall

Jodene Dutnall
Corporate Secretarial Dept.

dlw 2/20

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	01/01/2007 - 01/31/2007

Summary

Issued & Outstanding Opening Balance :	81,456,686	As at :	01/01/2007

Effect on Issued & Outstanding Securities

Stock Option Plan	600
Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	81,457,286

Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,208,000**	As at :	01/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
01/02/2007	N	161,500			
01/31/2007	N		600		
Totals		161,500	600	0	0

Stock Options Outstanding Closing Balance:	**1,368,900**	As at :	01/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	02/09/2007
Last Updated:	02/08/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	01/01/2007 - 01/31/2007

Summary

Issued & Outstanding Opening Balance :	43,931,484	As at :	01/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	43,931,484		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	02/09/2007
Last Updated:	02/08/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	01/01/2007 - 01/31/2007

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	01/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,146,730		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	02/09/2007
Last Updated:	02/08/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	01/01/2007 - 01/31/2007

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	01/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	635,700		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	02/09/2007
Last Updated:	02/08/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	01/01/2007 - 01/31/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	01/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	02/09/2007
Last Updated:	02/08/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	01/01/2007 - 01/31/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	01/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	02/09/2007
Last Updated:	02/08/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	01/02/2007 - 01/31/2007

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	01/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,277,675		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	02/09/2007
Last Updated:	02/09/2007

END